
equo
Small Solutions • Big Impact

The Backstory

Started in **2020** by:



Marina Tran-Vu

Formerly of:

LG Life's Good

BACARDI

Unilever

SPIN MASTER

CALIFORNIA FITNESS & YOGA

Because:



Founder's nephew

Of our daughters and sons, nieces and nephews. We want to give them a chance to see a better Earth. **We want to leave our world in a better state than when we entered.**

- To **preserve our environment** – like when we were growing up, being able to roam parks, lakes, forests, ocean without the worry of harmful pollution & waste
- To **create jobs for local farming communities** just like where our parents grew up.



Beautiful Nature

The Situation

We've gotten used to *plastic*. The economy is driven by its use.
But: the **planet is changing** – and **so are people**.

60%
of Earth's Resources

Have degraded in the **past 50 years**


SAY NO
TO PLASTIC

Government bans on plastic starting as early as 2020



81%
plan to buy more

Environmentally-friendly products over the **next 5 years**


BE PART OF
THE SOLUTION
NOT THE POLLUTION

Climate change is no longer just an environmental issue – it's a **social AND political** one

50%
of FMCG category growth

in the **past 5 years** came from **sustainability-marketed products** (US market)


EASY

Life is hard. Consumers want to do good without sacrificing **comfort & convenience**

*World Business Council for Sustainable Development – Sustainable Consumption Facts & Trends Report © 2008
**Harvard Business Review: *Research: Actually, Consumers Do Buy Sustainable Products* – June 19, 2019

The Problem & Our Inspiration

Every plastic straw produced in 1888 still exists in nature today – and will for another 300+ years

Would be nice if we could keep views like this garbage-free





Plastic & Paper are terrible for the environment

Paper straws produce 5x more greenhouse gases than plastic



Paper straws aren't biodegradable or recyclable

'I love soggy straws', said NO ONE EVER.

Stain-less teeth & flawless makeup all-day!



Reusable alternatives can't carry hot liquids!

Can't go straw-less for medical reasons





This sippy cup is for 3-year olds

Uses more plastic than a straw-lid combo!

Goodbye white shirt – it spills everywhere!

Solution

EQUO delivers easy, convenient, eco-friendly solutions for **everyday items** to **replace single-use plastics** – 100% natural, plastic-free, chemical-free & biodegradable and compostable.

The Opportunity

$17B
Global drinking straw market

23%+ CAGR
in the next 5 years

$3B
Global disposable cutlery market

5%+ CAGR
in the next 5 years

$30B
Global disposable tableware market

2%+ CAGR
in the next 5 years

Despite new reusable alternatives, the world is still consuming MORE disposable straws, cutlery and tableware – now more than ever!

Big Brands Are Taking Action

Burger King / Tim Hortons

Banning plastic straws in North America starting in 2020.

120 million straws per year (330,000 per day)

Marriott

Started eliminating plastic straws in 2019.

1 billion straws per year (2.7 million straws per day)

Disney

Started eliminating plastic straws in 2019.

175 million straws per year (480,000 per day)

Starbucks Coffee

Stopping plastic straws by 2020

1.1 billion straws per year (3 million per day)

McDonald's

Paper straws can't be recycled. 100% packaging from sustainable source by 2025.

35 billion straws a year (95 million per day)

Alaska Airlines

Switching from plastic straws starting in 2020.

22 million straws per year (60,000 per day)

This is not just a trend, it's a LONG-TERM change.

Product Portfolio

Disposable Drinking Straws


Sugarcane Drinking Straws
Grass Drinking Straws
Coconut Drinking Straws
Rice Drinking Straws
Coffee Drinking Straws

- Sugarcane
- Grass
- Coconut
- Rice
- Coffee

Disposable Cutlery


UTENSILS
KNIVES
SPOONS
FORKS
MADE WITH SUGARCANE FIBER
UTENSIL
FORKS
SPOONS
KNIVES
MADE OF PALM LEAVES
100 PCS

Sugarcane
- Fork
- Knife
- Spoons
- Take-away Set

Bamboo
- Fork
- Knife
- Spoon
- Take-away Set

Disposable Dishware


PALM LEAF
equo

Palm Leaf
- Plate
- Bowl
- Tray

Sea Leaf
- Plate
- Bowl
- Tray

Q3 2021 ➡

- Single-use bags
- Single-use coasters
- Cocktail/Garnish Picks
- Fruit Picks
- Taster spoons
- Plantable Pencils

EQUO Drinking Straws


Rice
Drinking Straws


Grass
Drinking Straws


Coconut
Drinking Straws


Sugarcane
Drinking Straws


Coffee
Drinking Straws

	RICE	GRASS	COCONUT	SUGARCANE	COFFEE
Material	Rice & Tapioca	Grey Sedge Grass	Fermented Coconut Water	Sugarcane Bagasse	Coffee Grounds
Decomposition	3 months	1 month	6 months	6 months	6 months
USP	100% edible, great for cooking, and comes in a variety of colors and sizes	Satisfying crunch for fidgeters, great chew toy for pets and great for a DIY beehive	Zero-waste and cool paper mâché texture	Zero-waste, pleasantly sweet aroma of brown sugar and comes in a variety of sizes	Zero-waste, refreshing aroma of brewed coffee and comes in a variety of sizes
Available Sizes	Cocktail, Standard, Extra Long Boba	Cocktail, Standard, Extra Long	Cocktail, Standard	Cocktail, Standard, Extra Long, Boba	Cocktail, Standard, Extra Long, Boba
Customization	Color & Size	None	None	Size	Size
Durability	3 hours	Infinite	Infinite	Infinite	Infinite
Never Soggy		✓	✓	✓	✓
Hot Drink Safe	✓	✓	✓	✓	✓
Chewable			✓	✓	✓
Compostable	✓	✓	✓	✓	✓
Biodegradable	✓	✓	✓	✓	✓
Fragrance	None	None	None	Sweet, brown sugar aroma	Freshly brewed coffee aroma
Flavor	None	None	None	None	None
Shelf-Life	18 months	12 months	12 months	18 months	18 months
Certifications	SGS, Gluten-Free, Compostable, Biodegradable	SGS, FDA, Compostable, Biodegradable	SGS, Gluten-Free, Compostable, Biodegradable	SGS, FDA, Biodegradable	SGS, FDA, Biodegradable
Place of Origin	Vietnam	Vietnam	Vietnam	Taiwan	Taiwan

What Makes Us Better

Supporting the farming industry

Sustainable Materials

High-quality, one-of-a kind products

Convenient, no brainer solutions – No extra effort

Choice of materials for any preference.

Not greenwashing – no hidden plastic or increased carbon footprint

How the Alternatives Stack Up

Paper



Don't let you chew



Too thick to be recycled



Unravels, disintegrates, breaks down, goes limp



Use more materials to make them last



Food-contaminated – not accepted by recyclers

Pasta, Metal, Wheat, Glass etc.

Why People Are Noticing a Bucatini Shortage Across the U.S.



Divert delicious food sources



Asks you to do more work



Offers only one-size fits all



Not gluten-free/friendly



Unsafe



Uncertified

Product Portfolio

Disposable Drinking Straws


Sugarcane Drinking Straws
Grass Drinking Straws
Coconut Drinking Straws
Rice Drinking Straws
Coffee Drinking Straws

- Sugarcane
- Grass
- Coconut
- Rice
- Coffee

Disposable Cutlery


UTENSILS
KNIVES
SPOONS
FORKS
MADE WITH SUGARCANE FIBER
UTENSIL
FORKS
SPOONS
KNIVES
MADE OF PALM LEAVES
100 PCS

Sugarcane
- Fork
- Knife
- Spoons
- Take-away Set

Wooden
- Fork
- Knife
- Spoon
- Take-away Set

Disposable Dishware


PALM LEAF
equo

Palm Leaf
- Plate
- Bowl
- Tray

Sea Leaf
- Plate
- Bowl
- Tray

Q3 2021 ➡

- Single-use bags
- Single-use coasters
- Cocktail/Garnish Picks
- Fruit Picks
- Taster spoons
- Plantable Pencils

Early Traction

Featured on:

- FLIK
- Taiwan News
- woman's day
- moms
- CULTURE MAGAZIN
- BRANDS Vietnam
- TRENDHUNTER
- THANH NIÊN – DIỄN ĐÀN CỦA HỘI LIÊN HIỆP THANH NIÊN VIỆT NAM
- GOURMET insider
- yahoo!finance
- gossamer
- BIO MARKET INSIGHTS
- vietnambiz
- DoanhNhân SAIGON
- HOMEWORLD BUSINESS
- POSITIVE PRESCRIPTION BY Dr. Samantha Boardman
- Anaheim MAGAZINE
- BUSINESS INSIDER
- COOL HUNTING
- the spruce
- brightly.eco
- Geeky Gadgets
- greenlodgingnews
- VIETNAM BUSINESS INSIDER

*Click logos to go to article

Achievements & Recognitions:

WOMEN OWNED

MINORITY OWNED BUSINESS

FLIK

21 Womxn Entrepreneurs to Watch in 2021

SME 100 Awards 2020 FAST MOVING COMPANIES

CROWDOX

160% funded overall + 315 backers

KICKSTARTER

100% funded in 3 days

Female Founder Collective

amazon launchpad

PROUD MEMBER plasticpollutioncoalition

People Love Our Products


queerbrownvegan
Coconut, sugar cane, dried grass, and rice straws
@equointl #notthelaststraw #equostraw

Isaias Hernandez – Environmental Educator
67K Followers


fungbros
Rice
Drinking Straws
Sugarcane
Drinking Straws
50 Straws
@EQUOINTL WITH THE RICE, SUGARCANE, COCONUT AND GRASS STRAWS. BIODEGRADABLE
Grass
Drinking Straws
Coconut
50 Straws

Fung Brothers - YouTubers
75K Followers


itsecogal
@equointl #notthelaststraw #equostraws
rice
grass
coconut
sugarcane
all of these straws are 100% natural, plastic-free, non-toxic, chemical-free and biodegradable/compostable!
plus, the rice straws are edible!

Lauren Ritchie - Climate Activist
51K Followers


juliettelouie
@EQUOINTL
BE APART OF CHANGE
MISS HONG KONG 2017
BE PART OF THE SOLUTION

Juliette Louie – Actor/Miss Hong Kong
19K Followers


xiyns
Iced Coffee Everyday
@equointl
#equo
@longvadon

Alex Cheah – Model
15K Followers


majavation
Chicago, Illinois
Coconut & Sugarcane
View Insights
Liked by wisdom_and_wipes and 1,201 others

Maja – Mommy Blogger
37K Followers


brightly.eco
brightly.eco · Original Audio
0:25
COMPOSTABLE ECO-FRIENDLY STRAWS FOR THE HOLIDAYS!
Liked by ruuubbs, freeaksofnature and 4,683 others
brightly.eco Looking for a safe and sustainable way to drink up at your holiday gatherings this year? Try out the @equointl compostable straws!

Brightly.eco – Sustainable Community
108K Followers


naturally_nina
Choc smoothie

Nina – Sports & Performance Nutritionist
158K Followers

Megan Vilay
★★★★★ **Perfect**
Reviewed in the United States on November 15, 2020
Item Package Quantity: 100 | Size: Standard | Verified Purchase
Great sustainable straws without feeling guilty about more plastic waste going into the environment. A good alternative to plastic or paper straws.

Tri Le
★★★★★ **Environmental benefits aside, it's very pleasing to use**
Reviewed in Australia on December 17, 2020
Item Package Quantity: 100 | Size: Standard | Verified Purchase
I have used these straws for a while now for many types of drinks: smoothies, juice, soda. I didn't think that sugar cane could be such a good material for making straws. It feels really good in the mouth and aren't easy to break as plastics or wet and soft as paper.

Anh Tuan Nguyen
★★★★★ **Great straws for baby and environment**
Reviewed in the United States on November 15, 2020
Item Package Quantity: 100 | Size: Standard | Verified Purchase
This is a great product. The straws have sweet smell of sugarcane. They are actually made from sugarcane fiber so I don't have to worry about things like toxic plastic or BPA and would be confident to let my baby use them. Highly recommend for those who have kids and concern about the environment.

c
★★★★★ **good**
Reviewed in the United States on November 21, 2020
Item Package Quantity: 50 | Size: Standard | Verified Purchase
it's a good product. easy to use friendly to the environment

khoa tran
★★★★★ **Great alternative to plastic straws!!**
Reviewed in the United States on November 19, 2020
Item Package Quantity: 50 | Size: Standard | Verified Purchase
So glad that I found these straws!! I did try metal straws, but there was kind of metal smell. I did also try paper straws, but they were soggy. These straws are perfect! Look NATURAL, no flavor, scent and very strong.
These are great alternative to plastic straws.

KL
★★★★★ **Best Eco-Friendly Straw Alternative!**
Reviewed in Canada on December 9, 2020
Item Package Quantity: 100 | Size: Standard | Verified Purchase
I am an avid straw-user but ever since I became environmentally conscious, I wanted an eco-friendly option - these straws are perfect! I ordered the sugarcane straws and was very impressed at how sturdy and well-made it is. There is no odd taste or texture and does not affect the enjoyment of my drinks at all. Neutral and simple in design, it feels and looks good; modest yet attractive especially if you like minimal designs. Metal and paper straws are not even comparable. An absolute must-try for anyone who is looking for an elevated and sustainable alternative!

J Song
★★★★★ **Bye bye plastic**
Reviewed in the United States on December 18, 2020
Item Package Quantity: 50 | Size: Standard | Verified Purchase
my daughter loves sipping from a straw but can't do plastic anymore. happy we found an eco friendly alternative with Equo. We snip the straws to size for her kiddie cups. We use them for cocktails as well. 🍸🥛👍

Omar
★★★★★ **Best seller and Amazing product**
Reviewed in Australia on November 25, 2020
Item Package Quantity: 50 | Size: Standard | Verified Purchase
Super fast delivery, absolutely better for our health and the environment to use those eco-friendly straws than using the plastic ones.

Sales & Marketing Strategy

By flooding the market and getting big orders upfront we can lower costs for ourselves AND the category

Brand-Led

PUSH

Consumer pressure on big businesses to make a change.

- Build Sustainability Programs
- Achieve Sustainability Goals
- Social Initiatives
- POS & Online Education
- Upcharge & additional profitability opportunities



1 STRAW TO CHANGE THE WORLD
eco-friendly sugarcane straw

PULL

Product and category education, product application & emotional appeal.

- Social action campaigns
- Environmental movements
- Word of mouth
- Unique PR angles

Food Service, Retailers, HoReCa, B2B



We are the ***change to be seen***.

Small Solutions, Big Impact.

#powerof1
#notthelaststraw

Contact us

Distributed by:
HYYH Trading Co., Ltd.
Floor 2 – 29A Nguyen Dinh Chieu
Da Kao Ward, District 1
Ho Chi Minh City, Vietnam 700000

- info@equointl.com
- www.equointl.com
- /equointl
- @equointl
- /showcase/equo-international

Appendix

Rice Drinking Straw


Prepare ingredients
Wash
Steam
Shape
Dry
Pack
Rice
Drinking Straws
50 Straws


Rice
Drinking Straws
50 Straws
Ống Hút
Gạo
50 Ống

- From Dong Thap, Vietnam
- Made from rice and tapioca starch
- Decomposes in 3 months
- Colored with vegetable/fruit juice
- Hot drink safe
- 100% Edible
- 2 hour use


COCKTAIL
STANDARD
BOBA
EXTRA LONG

SGS GLUTEN FREE COMPOSTABLE BIODEGRADABLE

Pending: PLASTIC FREE, CERTIFIED VEGAN, HOME COMPOSTABLE DIN Geprüft, INDUSTRIAL COMPOSTABLE DIN Geprüft

Coconut Drinking Straw


Prepare ingredients
Sterilize
Cool to room temperature
Ferment
Rinse
Shape
Dry
Pack
Coconut
Drinking Straws
50 Straws


Coconut
Drinking Straws
50 Straws
Ống Hút
Dừa

- From Ben Tre, Vietnam
- Made from fermented coconut water
- Decomposes in 6 months
- Tropical texture
- Hot drink safe
- Zero-waste
- Never Soggy


COCKTAIL
STANDARD

Pending:

Grass Drinking Straw


Harvest
Clean
Cut to size
Wash
Sterilize
Sort
Dry
Pack
Grass
Drinking Straws


Grass
Drinking Straws
50 Straws
Ống Hút
Cỏ Bàng

- From Long An, Vietnam
- Made from grey sedge grass
- Decomposes in 1 month
- Fidget Friendly
- Never Soggy
- Hot drink safe
- Fresh tea aroma


COCKTAIL
STANDARD
EXTRA LONG

SGS FDA COMPOSTABLE BIODEGRADABLE

Pending: PLASTIC FREE, CERTIFIED VEGAN, HOME COMPOSTABLE DIN Geprüft, INDUSTRIAL COMPOSTABLE DIN Geprüft

Sugarcane Drinking Straw


Prepare ingredients
Grind into powder
Mix powder
Produce eco - friendly pellets
Shape
Pack
100%
Sugarcane Drinking Straws
50 Straws


100%
Sugarcane Drinking Straws
50 Straws
Ống Hút
Bã Mía

- From Taiwan
- Made from sugarcane fiber
- Decomposes in 6 months
- Reusable within 1 day
- Never Soggy
- Hot drink safe
- Slight brown sugar aroma


COCKTAIL
STANDARD
BOBA
EXTRA LONG

Pending:

Coffee Drinking Straw



Prepare ingredients
Mix together
Produce eco - friendly pellets
Shape
Shape
100%
Coffee
Drinking Straws



100%
BIO-DEGRADABLE • NON-TOXIC
COMPOSTABLE • PLASTIC-FREE
Coffee
Drinking Straws
Ống Hút
Cà Phê

- From Taiwan
- Made from coffee grounds
- Decomposes in 6 months
- Reusable within 1 day
- Never Soggy
- Hot drink safe
- Slight freshly brewed coffee aroma



COCKTAIL
STANDARD
BOBA
EXTRA LONG

SGS FDA BIODEGRADABLE

Pending: PLASTIC FREE, CERTIFIED VEGAN, DIN Geprüft, compostable, BPI

Drinking Straw SKU List

Type	Size	Retail SKUs	B2B
Sugarcane	Standard	50ct Box	1000ct
		100ct Box	
		100ct Cylinder	
		200ct Cylinder	
Coconut		50ct Box	1000ct
		100ct Box	
		100ct Cylinder	
		200ct Cylinder	
Grass		50ct Box	1000ct
		100ct Box	
		100ct Cylinder	
		200ct Cylinder	
Rice		50ct Box	1000ct
		100ct Box	
		100ct Cylinder	
		200ct Cylinder	

Type	Size	Retail SKUs	B2B
Sugarcane	Cocktail	50ct Box	1000ct
Coconut			
Grass			
Rice			
Sugarcane	Extra Long	50ct Box	1000ct
Grass			
Rice			
Sugarcane	Boba	50ct Box	1000ct
Rice			

*Length & Diameter Customizable – Sugarcane & Rice
**Color Customizable – Rice
***Wrapped with printing available upon request

Sugarcane Utensils


SPOONS
MADE WITH SUGARCANE FIBER
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 SPOONS | Net weight: 460 g (16 oz)
KNIVES
MADE WITH SUGARCANE FIBER
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 KNIVES | Net weight: 460 g (16 oz)
FORKS
MADE WITH SUGARCANE FIBER
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 FORKS | Net weight: 460 g (16 oz)
UTENSILS
MADE WITH SUGARCANE FIBER
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
30 SPOONS | 30 FORKS | 30 KNIVES | Net weight: 414 g (15 oz)
UTENSILS
MADE WITH SUGARCANE FIBER
100% BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
3PCS | Net weight: 13.8g (0.48)



- From Taiwan
- Made from sugarcane fiber
- Decomposes in 6 months
- Reusable within 1 day
- Never Soggy
- Hot food safe

Pending:

Retail SKUs	B2B
Sugarcane Spoons – 100ct	Sugarcane Combo Takeaway Set – 100 sets
Sugarcane Forks – 100ct	Sugarcane Spoons – 1000ct
Sugarcane Knives – 100ct	Sugarcane Forks – 1000ct
Sugarcane Combo – 90ct	Sugarcane Knives – 1000ct

Bamboo Utensils



Ecofriendly
SPOONS
MADE OF WOOD
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 PCS
Ecofriendly
KNIVES
MADE OF WOOD
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 PCS
Ecofriendly
UTENSIL
MADE OF WOOD
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 PCS
NET WEIGHT: 3.4 OZ (95GR)
Ecofriendly
FORKS
MADE OF WOOD
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
100 PCS
NET WEIGHT: 3.4 OZ (95GR)
Ecofriendly
UTENSILS
MADE WITH SUGARCANE FIBER
BIO-DEGRADABLE
COMPOSTABLE
NON-TOXIC
PLASTIC-FREE
3 PCS
NET WEIGHT: 3.4 OZ (95GR)



- From Bac Giang, Vietnam
- Made from magnolia & styrax shrubs
- Decomposes in 6 months
- Never Soggy
- Hot food safe

Retail SKUs	B2B
Wooden Spoons – 100ct	Wooden Combo Takeaway Set – 100 sets
Wooden Forks – 100ct	Wooden Spoons – 1000ct
Wooden Knives – 100ct	Wooden Forks – 1000ct
Wooden Combo – 90ct	Wooden Knives – 1000ct

FSC SGS FDA BIODEGRADABLE

Pending: PLASTIC FREE, CERTIFIED VEGAN, DIN Geprüft, compostable, BPI

Early Green Partners

wework
CHANGEVN
THE COCKTAIL BOX CO
PASSIO COFFEE TO GO
GALAXY CINEMA
FAIRE
CGV CINEMAS
NAMAN market
CALIFORNIA FITNESS & YOGA
ECT
VIETNAM SẠCH & XANH
S MART
Meete
DANSHARI COFFEE
HANNAH 4change
PasOy PUT A SPELL ON YOU

Sustainability Integration

Partner with businesses to help them achieve their sustainability goals and develop their sustainability programs for waste management.


Sobeys
Better food for all.
We make
sustainable
attainable.
Sobeys
Better food for all


Do you need
a straw?
Little changes make
the difference.
Now you can choose whether use a straw or not. If you need it, just ask for it in our counter to our crew. Let's all help maintain our environment.


GrabFood
We're saying no to
plastic cutlery




CGV
equo
BỘ SƯU TẬP ỐNG HÚT
THÂN THIỆN VỚI MÔI TRƯỜNG
KHỞI NGUỒN CẢM HỨNG CHO LỐI SỐNG XANH
NAY ĐÃ CÓ MẶT TẠI
TIKI.VN
Lazada
EQUOITL.COM
EQUO VIETNAM


wework x equo
Equo A Better Partner
Than Your Ex
Wondering why?
We are non-toxic
We have a unique appearance
We are 100% naturally colorful
We are (Eco)-friendlier
If things don't work out, we leave in peace without any harmful aftermath
Equo Vietnam
@equovn
equointl.com


equo




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1straw
to change
the world